Exhibit 4.13

DESCRIPTION OF SECURITIES

Pursuant to the Certificate of Incorporation, as amended (the “Certificate”), of MICT, Inc. (the “Company”), the Company is authorized to issue up to twenty-five million (25,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”) and five million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

The following is a summary of some of the terms of the Company’s Common Stock, which is the Company’s only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended. The Common Stock is listed on the Nasdaq Capital Market under the symbol “MICT.” This summary is not complete, and is subject to and qualified by the provisions of the Company’s Certificate and the Company’s Amended and Restated Bylaws (the “Bylaws”). The terms of the Common Stock are also subject to and qualified by the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).

Common Stock

Holders of our Common Stock are entitled to one vote per share. Our Certificate does not provide for cumulative voting. Holders of our Common Stock are entitled to receive dividends, if any, ratably, as may be declared by our board of directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all of our assets which are legally available for distribution, after payment of or provision for all liabilities and the liquidation preference of any outstanding Preferred Stock. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. The Company does not have a classified board of directors. There are no redemption or sinking fund provisions applicable to the Common Stock.

Anti-Takeover Provisions

Certificate and Bylaws

Certain provisions of the Company’s Certificate and Bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of the Company. For example, the Company’s Articles and Bylaws include provisions that:

●

provide our board of directors with the ability to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences and privileges of such shares, without stockholder approval;

●	provide our board of directors with the ability, in certain circumstances, to alter our bylaws without stockholder approval;
●	provide our board of directors with the exclusive authority to fix the number of directors constituting the whole board; and

●	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum.

In addition, our authorized but unissued shares of Common Stock will be available for future issuance without stockholder approval. We may use additional shares of Common Stock for a variety of purposes, including future offerings to raise additional capital or as compensation to third party service providers. The existence of authorized but unissued shares of Common Stock could render more difficult, or discourage, an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in its policies, and to discourage some types of transactions that may involve an actual or threatened change in control of our Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

●	prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

3